================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO


            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              WHISTLER FUND, L.L.C.
                              ---------------------
                                (Name of Issuer)


                              WHISTLER FUND, L.L.C.
                      ------------------------------------
                      (Name of Person(s) Filing Statement)


                       LIMITED LIABILITY COMPANY INTERESTS
                       -----------------------------------
                         (Title of Class of Securities)


                                       N/A
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                HOWARD M. SINGER
                              WHISTLER FUND, L.L.C.
                           ONE WORLD FINANCIAL CENTER
                               200 LIBERTY STREET
                                   31ST FLOOR
                            NEW YORK, NEW YORK 10281
                                 (212) 667-4225
         ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of the Person(s)
                               Filing Statement)


                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                900 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533


                                OCTOBER 27, 2000
                       -----------------------------------
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

================================================================================

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:       $20,000,000(a)      Amount of Filing Fee: $4,000(b)
--------------------------------------------------------------------------------

(a)  Calculated as the aggregate maximum purchase price for Interests.

(b)  Calculated at 1/50th of 1% of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  __________________________
     Form or Registration No.:  ________________________
     Filing Party:  ____________________________________
     Date Filed:  _____________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

     As stated in the Fund's offering documents, the Fund is offering to purchase limited liability company interests in the Fund ("Interests") from members at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a member desires to redeem) offer will remain open until 12:00 a.m., New York time, on November 30, 2000 unless the offer is extended. Estimated net asset value of the Interests will be calculated for this purpose on December 31, 2000 or, if the Offer is extended, on the last business day of the month following the month in which the offer expires (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for its fiscal year ending March 31, 2001, which the Fund expects will be completed in May 2001 and that net asset value will be used to determine the final amount paid for tendered Interests.

     Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required capital account balance. If a member tenders its entire Interest (or a portion of its Interest) and the Fund repurchases that Interest, the Fund will give the member a non-interest bearing, non-transferable promissory note (the "Note") entitling the member to receive an amount equal to the estimated net asset value of the Interest tendered (valued in accordance with the Fund's Limited Liability Company Agreement dated July 14, 1999) determined as of December 31, 2000 (or if the offer is extended, the estimated net asset value determined on the Valuation Date), less any incentive allocation payable to the investment adviser or any incentive allocation that would be payable to the investment adviser if the Valuation Date of the Interest were a date on which an incentive allocation would otherwise be made. The Note will entitle the member to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 90% of the estimated net asset value of the Interest (the "Initial Payment") which will be paid to the member's brokerage account with CIBC World Markets Corp. ("CIBC WM") within 30 days after the Valuation Date or if the Fund has requested withdrawals of its capital from any investment funds in order to fund the repurchase of Interests, ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such investment funds.

     The Note will also entitle a member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund's financial statements, over (b) the Initial Payment. The Contingent Payment will be paid ten days after the completion of the Fund's annual audit. The Note will be held in the member's brokerage account with CIBC WM.

     A Member who tenders for repurchase only a portion of such Member's Interest will be required to maintain a capital account balance equal to the greater of: (1) $150,000, net of any incentive allocation payable to the investment adviser that would be deducted from the member's capital account if the Valuation Date of the Interest were a date on which an incentive allocation would otherwise be made (the "Tentative Incentive Allocation"); or (2) the amount of the Tentative Incentive Allocation.

     The Fund reserves the right to purchase less than the amount tendered by a member if the purchase would cause the member's capital account in the Fund to have a value less than the required minimum balance. The Fund will make payment for the Interests it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund, the withdrawals of its capital from investment funds in which it has invested, or by borrowings (which the Fund does not intend to do).

     Following this summary is a formal notice of the Fund's offer to purchase the Interests. The offer remains open to members until midnight 12:00 a.m. New York time on November 30, 2000, the expected expiration date of the offer. Until this time, members have the right to change their minds and withdraw any tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after December 26, 2000, 40 business days from the commencement of the Offer, assuming their Interests have not yet been accepted for purchase by the Fund.

     If a member would like the Fund to purchase its Interest or a portion of its Interest, it should mail a Letter of Transmittal, attached to this document as Exhibit C, to PFPC Inc. at P.O. Box 220, Claymont, Delaware 19703, attention Karl Garrett, or fax it to PFPC Inc. at (302) 791-3225 or (302) 791-2387, so that it is received before midnight, New York time, on November 30, 2000. If the member chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to PFPC Inc. promptly after it is faxed (although the original does not have to be received before midnight, November 30, 2000). Of course, the value of the Interests will change between September 30th (the last time prior to the date of this filing as of which estimated net asset value has been calculated), and December 31St, the date as of which the value of the Interests will be determined for purposes of calculating the purchase price. Members desiring to obtain the estimated net asset value of their Interests, which the Fund will calculate monthly based on the information the Fund receives from the managers of the investment funds in which it invests, may contact PFPC Inc., at (888) 697-9661 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern
Time).

     Please note that just as each member has the right to withdraw an Interest it has tendered, the Fund has the right to cancel, amend or postpone this offer at any time before midnight, New York time, on November 30, 2000. Also realize that although the tender offer expires on November 30, 2000, a member who tenders its entire interest remains a member of the Fund until December 31, 2000, when the estimated net asset value of the member's interests is calculated.

ITEM 2. ISSUER INFORMATION.

     (a) The name of the issuer is Whistler Fund, L.L.C. (the "Fund"). The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at One World Financial Center, 200 Liberty Street, 31st Floor, New York, New York 10281 and the telephone number is (212) 667-4225.

     (b) The title of the securities that are the subject of the offer to purchase (the "Offer") is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests," as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this tender offer or the limited liability company interests in the Fund or portions thereof that are tendered by members to the Fund pursuant to the Offer.) As of the close of business on September 30, 2000, there was approximately $57,658,122 outstanding in capital of the Fund, represented by Interests. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $20,000,000 of Interests that are tendered by and not withdrawn prior to 12:00 midnight, New York time, on November 30, 2000, subject to any extension of the Offer.

     (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's Limited Liability Company Agreement dated as of July 14, 1999 (the "LLC Agreement").

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The name of the filing person is Whistler Fund, L.L.C. (the "Fund"). The Fund's principal executive office is located at One World Financial Center, 200 Liberty Street, 31st Floor, New York, New York 10281 and the telephone number is (212) 667-4225. The Investment Adviser to the Fund is CIBC Oppenheimer Advisers, L.L.C. (the "Adviser"). The principal executive office of the Adviser is located at One World Financial Center, 31st Floor, 200 Liberty Street, New York, New York 10281 and the telephone number is (212) 667-7000. The Fund's Managers are Jesse H. Ausubel, Charles F. Barber, Paul Belica, and Howard M. Singer. Their address is c/o CIBC Oppenheimer Advisers, L.L.C., One World Financial Center, 31st Floor, 200 Liberty Street, New York, New York 10281.

ITEM 4. TERMS OF THIS TENDER OFFER.

     (a) (1) (i) Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $20,000,000 of Interests that are tendered by and not withdrawn prior to 12:00 midnight, New York time, on November 30, 2000 (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the offer is extended is called the "Expiration Date."

     (ii) The purchase price of Interests tendered to the Fund for purchase will be their estimated net asset value as of the close of business on December 31, 2000 or, if the Offer is extended, on the last business day of the month following the month in which the Offer expires (such time and date the "Valuation Date").

     Each member who tenders its entire Interest or a portion thereof that is accepted for repurchase will be given a non-interest bearing, non-transferable promissory note, (the "Note") within ten calendar days of the acceptance of the member's Interest. The note will entitle the member to be paid an amount equal to the value, determined as of the Valuation Date of the Interest or portion thereof being repurchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the member's capital account (or the portion thereof being repurchased) determined as of the Valuation Date and will be based upon the net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date. The promissory note will entitle the member to receive an initial payment in an amount equal to at least 90% of the estimated net asset value of the Interest tendered, less any incentive allocation payable to the investment adviser (the "Incentive Allocation"), determined as of the Valuation Date (the "Initial Payment"). Payment of this amount will be made 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the repurchase of Interests, ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such investment funds. The promissory note will also entitle a member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund's financial statements, over (b) the Initial Payment. The Contingent Payment would be payable ten calendar days after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2001, the fiscal year end of the Fund.

     Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining members of the Fund.

     A Member who tenders for repurchase only a portion of such Member's Interest will be required to maintain a capital account balance equal to the greater of: (1) $150,000, net of the Incentive Allocation, if any, that would be debited against the capital account if the date of repurchase of the Interest or portion thereof were a date on which an Incentive Allocation would otherwise be made (the "Tentative Incentive Allocation") or (2) the amount of the Tentative Incentive Allocation.

     A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Members that will be sent in connection with the Fund's acceptances of tenders of Interest, are attached hereto as Exhibits A, B, C, D and E, respectively.

     (iii) The scheduled expiration date of the Offer is 12:00 midnight, New York time, Thursday, November 30, 2000.

     (iv) Not applicable.

     (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying members of such extension. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month after the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer to Purchase and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify members.

     (vi) Interests may be withdrawn at any time before 12:00 midnight, New York time, Thursday, November 30, 2000 and, if Interests have not then been accepted for purchase by the Fund, at any time after December 26, 2000, 40 business days from the commencement of the offer.

     (vii) Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to PFPC Inc. ("PFPC"), to the attention of Karl Garrett, at the address set forth on page 2 of the Offer to Purchase, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Karl Garrett, at the fax numbers set forth on page 2 of the Offer to Purchase. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter.

     Any member tendering an Interest pursuant to the Offer may withdraw its tender at any time on or before the Expiration Date and, if Interests have not then been accepted for purchase by the Fund, at any time after December 26, 2000, 40 business days from the commencement of the offer. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2 of the Offer to Purchase. A form to use to give notice of withdrawal is available by calling PFPC at the phone number indicated on page 2 of the Offer to Purchase. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the Expiration Date by following the procedures described above.

     (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives oral or written notice to the tendering member of its election to purchase such Interest.

     (ix) If more than $20,000,000 of Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn, the Fund will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Valuation Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

     (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of members who do not tender Interests. Members who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in members who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing members on January 1, 2001 and thereafter from time to time.

     (xi) Not applicable.

     (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from members pursuant to the Offer. Members should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

     In general, a member from whom an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the member exceeds such member's then adjusted tax basis in such member's Interest. A member's basis in such member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such member for periods prior to the purchase of such Interest. Cash distributed to a member in excess of the adjusted tax basis of such member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A member whose entire interest is purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the member's then adjusted tax basis in such member's Interest.

     (a) (2) Not applicable.

     (b) Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The Fund's Confidential Memorandum dated July 14, 1999, as supplemented (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each member in advance of subscribing for Interests, provide that the Fund's Board of Managers has the discretion to determine whether the Fund will purchase Interests from members from time to time pursuant to written tenders. The Confidential Memorandum also states that the Adviser expects that it will recommend to the Board of Managers that the Fund purchase Interests from members once each year, effective at the end of the calendar year. This offer is the first tender offer made by the Fund. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager of the Fund or any person controlling the Fund or controlling the Adviser or any Manager of the Fund; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund shall be dissolved if the Interest of any member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) The purpose of the Offer is to provide liquidity to members who hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

     (b) Interests that are tendered to the Fund in connection with the Offer to Purchase will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of January 1, 2001 and on the first day of each calendar quarter thereafter, but is under no obligation to do so.

     (c) Neither the Fund nor the Adviser nor the Board of Managers has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on January 1, 2001 and from time to time in the discretion of the Fund), or the disposition of Interests; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Items (6), (7) and (8) of Item 1006(c) are not applicable to the Fund.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $20,000,000 (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

     (b) Neither the Fund nor the Board of Managers nor the Adviser has determined at this time to borrow funds to purchase Interests in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price for Interests, subject to compliance with applicable law. If the Fund funds any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new members, withdrawal of its capital from the investment funds in which it has invested, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Based on September 30, 2000 estimated values, Canadian Imperial Holdings, an affiliate of the Adviser, owns $ 11,617,089 of the Interests and Howard M. Singer the Manager of the Fund owns $54,594 of the Interests. Canadian Imperial Holdings, Inc. intends to tender approximately $6,000,000 in Interests pursuant to the Offer. Mr. Singer has decided not to tender any of his Interests at this time. The Adviser is also entitled under the terms of the LLC Agreement to receive, subject to certain limitations, an incentive allocation, as specified in the LLC Agreement and described in the Confidential Memorandum.

     (b) Other than the acceptance of subscriptions for Interests as of October 1, 2000, there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

ITEM 10. FINANCIAL STATEMENTS.

     (a) (1) Reference is hereby made to the audited financial statements of the Fund for the period October 1, 1999 (commencement of operations) through March 31, 2000 which are being furnished herewith and are incorporated herein by reference, which the Fund has prepared and furnished to members pursuant to Rule 30d-1 under the 1940 Act, and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act.

     (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

     (3) Not Applicable.

     (4) The Fund does not have shares, and consequently does not have book value per share information.

     (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.  ADDITIONAL INFORMATION.

          (a)       (1)  None.

                    (2)  None.

                    (3)  Not Applicable.

                    (4)  Not Applicable.

                    (5)  None.

          (b)       None.

ITEM 12.  EXHIBITS.

     Reference is hereby made to the following exhibits which collectively constitute the Offer to members and is incorporated herein by reference:

         A.  Cover Letter to Offer to Purchase and Letter of Transmittal.

         B.  Offer to Purchase (with financial statements enclosed).

         C.  Form of Letter of Transmittal.

         D.  Form of Notice of Withdrawal of Tender.

         E. Forms of Letters to Members in connection with the Fund's acceptance of tenders of Interests.



                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            WHISTLER FUND, L.L.C.

                                            By:  Board of Managers

                                                 By: /s/ HOWARD M. SINGER
                                                     ---------------------------
                                                     Name:  Howard M. Singer
                                                     Title:  Manager

October 25, 2000

                                  EXHIBIT INDEX

EXHIBIT

A   Cover Letter to Offer to Purchase and Letter of Transmittal.

B   Offer to Purchase (with financial statements enclosed).

C   Form of Letter of Transmittal.

D   Form of Notice of Withdrawal of Tender.

E Forms of Letters to be dated December 11, 2000 from the Fund to Members in connection with acceptance of offers of tender.

                                    EXHIBIT A

           Cover Letter to Offer to Purchase and Letter of Transmittal

                        Whistler Fund, L.L.C. Letterhead

       IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS
                   AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
             THIS IS SOLELY NOTIFICATION OF THE FUND'S TENDER OFFER.

October 27, 2000

Dear Whistler Fund, L.L.C. Member:

     We are writing to inform you of important dates relating to a tender offer by Whistler Fund, L.L.C. (the "Fund"). If you are not interested in redeeming your limited liability company interests in the Fund ("Interests") at this time, please disregard this notice and take no action.

     The tender offer period will begin on October 27, 2000 and end at 12:00 am Midnight on November 30, 2000. The purpose of the tender offer is to provide liquidity to members who hold Interests. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

     Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope no later than November 30, 2000. If you do not wish to sell your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

     All tenders of Interests must be received by the Fund's Administrator, PFPC Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by November 30, 2000.

     If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Account Executive or Karl Garrett at our Administrator,
(888) 697-9661.

Sincerely,

Whistler Fund, L.L.C.

                                    EXHIBIT B

             Offer to Purchase (with financial statements enclosed)

                              WHISTLER FUND, L.L.C.
                           One World Financial Center
                         200 Liberty Street, 31st Floor
                            New York, New York 10281

                  OFFER TO PURCHASE $20,000,000 OF OUTSTANDING
                          INTERESTS AT NET ASSET VALUE
                             DATED OCTOBER 27, 2000

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
         12:00 MIDNIGHT, NEW YORK TIME, ON THURSDAY, NOVEMBER 30, 2000,
                          UNLESS THE OFFER IS EXTENDED

To the Members of
Whistler Fund, L.L.C.:

     Whistler Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $20,000,000 of interests in the Fund or portions thereof pursuant to tenders by members at a price equal to their estimated net asset value as of December 31, 2000, if the Offer expires on November 30, 2000. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month after the month in which the tender offer actually expires. (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the Interests in the Fund and portions thereof representing beneficial Interests in the Fund.) This Offer is being made to all members of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement dated as of July 14, 1999 (the "LLC Agreement").

     Members should realize that the value of the Interests tendered in this Offer likely will change between September 30th (the last time net asset value was calculated) and December 31st, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. MEMBERS TENDERING THEIR ENTIRE INTEREST SHOULD ALSO NOTE THAT THEY REMAIN MEMBERS IN THE FUND WITH RESPECT TO THE INTERESTS TENDERED UNTIL DECEMBER 31, 2000, THE VALUATION DATE OF THE OFFER WHEN THE NET ASSET VALUE OF THEIR INTERESTS IS CALCULATED. Any tendering members that wish to obtain the estimated net asset value of their Interests should contact PFPC Inc., at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

     Members desiring to tender all or any portion of their Interest in the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and send or deliver it to the Fund in the manner set forth below.

                                    IMPORTANT

     NONE OF THE FUND, NOR ITS INVESTMENT ADVISER OR ITS BOARD OF MANAGERS MAKES ANY RECOMMENDATION TO ANY MEMBER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. MEMBERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS, AND, IF SO, THE PORTION OF THEIR INTERESTS TO TENDER.

     BECAUSE EACH MEMBER'S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON ITS FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER MEMBERS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's service agent.

                                    PFPC Inc.
                                    P.O. Box 220
                                    Claymont, Delaware 19703
                                    Phone:  (888) 697-9661
                                    Fax:    (302) 791-3225
                                            (302) 791-2387

                                TABLE OF CONTENTS


1.   Background and Purpose of the Offer................................  20
2.   Offer to Purchase and Price........................................  21
3.   Amount of Tender...................................................  22
4.   Procedure for Tenders..............................................  22
5.   Withdrawal Rights..................................................  23
6.   Purchases and Payment..............................................  23
7.   Certain Conditions of the Offer....................................  24
8.   Certain Information About the Fund.................................  25
9.   Certain Federal Income Tax Consequences............................  26
10.  Miscellaneous......................................................  26

                               SUMMARY TERM SHEET

o As stated in the Fund's offering documents, we will purchase your limited liability company interests ("Interests") at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to redeem). This offer will remain open until midnight New York time, on November 30, 2000 unless the offer is extended (the "Expiration Date"). Estimated net asset value will be calculated for this purpose on December 31, 2000 or if the Offer is extended on the last business day of the month following the month in which the tender offer actually expires (the "Valuation Date").

o The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for its fiscal year ending March 31, 2001, which the Fund expects will be completed in May 2001 and that net asset value will be used to determine the final amount paid for tendered Interests.

o You may tender your entire Interest, a portion of your Interest defined as a specific dollar value, or the portion of your Interest above the required minimum capital account balance.

o You may tender your entire Interest, a portion of your Interest defined as a specific dollar value or a portion of your Interest above the required capital account balance. If you tender your entire Interest (or a portion of your Interest) and we repurchase that Interest, we will give you a non-interest bearing, non-transferable promissory note (the "Note") entitling you to an amount equal to the estimated net asset value of the Interest tendered, (valued in accordance with the Fund's Limited Liability Company Agreement dated July 14, 1999), determined as of December 31, 2000 (or if the offer is extended, the estimated net asset value determined on the Valuation Date), less any incentive allocation payable to the investment adviser or any incentive allocation that would be payable to the investment adviser if the Valuation Date of the Interests were a date on which an incentive allocation would otherwise be made.

o The Note will be held in your brokerage account with CIBC World Markets Corp. ("CIBC WM") and will entitle you to an initial payment in cash and/or marketable securities (valued in accordance with the LLC agreement)equal to 90% of the estimated net asset value of the Interest (the "Initial Payment") which will be paid to your brokerage account with CIBC WM within 30 days after the Valuation Date or if later, and if we have requested withdrawals of capital from any investment funds in order to fund the repurchase of Interests, ten business days after we have received at least 90% of the aggregate amount withdrawn from such investment funds.

o The Note will also entitle you to a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund's financial statements, over (b) the Initial Payment. The Contingent Payment will be paid 10 calendar days after the completion of the Fund's next annual audit.

o If you tender for repurchase only a portion of your Interest you will be required to maintain a capital account balance equal to the greater of: (1) $150,000, net of any incentive allocation payable to the investment advisor, that would be deducted from your capital account if the date of repurchase of the Interest were a date on which an incentive allocation would otherwise be made (the "Tentative Incentive Allocation") or (2) the amount of the Tentative Incentive Allocation. We reserve the right to purchase less than the amount you tender if the purchase would cause your capital account to have less that the required minimum balance.

o If we accept the tender of your entire Interest or a portion of your Interest, we will pay you your proceeds from: cash on hand, withdrawals of capital from the investment funds in which we have invested, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund and/or delivery through borrowing if the offer is extended (which we do not intend to do).


o Following this summary is a formal notice of our offer to purchase your Interests. Our offer remains open to you until midnight New York time, on November 30, 2000, the expected expiration date of the offer. Until this time, you have the right to change your mind and withdraw any tenders of your Interest. You will also have the right to withdraw the tenders of your Interest at any time after December 26, 2000, 40 business days from the commencement of the offer, assuming your Interests have not been accepted for purchase by the Fund.

o If you would like us to purchase your Interests or a portion of your Interests, you should mail a Letter of Transmittal, enclosed with our offer, to PFPC Inc. at P.O. Box 220, Claymont, Delaware 19703, attention Karl Garrett, or fax it to PFPC Inc. at (302) 791-3225 or (302) 791-2387, so that it is received before midnight, New York time, on December 31, 2000. If you choose to fax the Letter of Transmittal, you should mail the original Letter of Transmittal to PFPC Inc. promptly after you fax it (although the original does not have to be received before midnight, New York time, on December 31, 2000). Of course, the value of your Interests will change between September 30th (the last time estimated net asset value was calculated) and December 31st when the value of your investment will be determined for purposes of calculating the purchase price for Interests.

o If you would like to obtain the estimated net asset value of your Interests, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact PFPC Inc. at (888) 697-9661 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

o Please note that just as you have the right to withdraw the Interests you tender, we have the right to cancel, amend or postpone this offer at any time before midnight, New York time, on November 30, 2000. Also realize that although the tender offer expires on November 30, 2000, you remain a member in the Fund until December 31, 2000, when the estimated net asset value of your Interests is calculated.

     1. BACKGROUND AND PURPOSE OF THE OFFER. The purpose of the Offer is to provide liquidity to members who hold Interests, as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum dated July 14, 1999, as supplemented quarterly (the "Confidential Memorandum"), and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each member in advance of subscribing for Interests, provide that the Board of Managers of the Fund has the discretion to determine whether the Fund will purchase Interests from time to time from members pursuant to written tenders. The Confidential Memorandum also states that CIBC Oppenheimer Advisers, L.L.C., the investment adviser of the Fund (the "Adviser"), expects that it will recommend to the Board of Managers that the Fund purchase Interests from members once in each year, effective on the last business day of December. This is the first tender offer being made by the Fund. In light of the fact that there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Board of Managers has determined, after consideration of various matters, including but not limited to those set forth in the Confidential Memorandum, that the Offer is in the best interests of members of the Fund in order to provide liquidity for Interests as contemplated in the Confidential Memorandum and the LLC Agreement. The Board of Managers intends to consider the continued desirability of the Fund making an offer to purchase Interests once in each year, but the Fund is not required to make any such offer.

     The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of members who do not tender Interests. Members who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in members who do not tender interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing members on January 1, 2001 and thereafter from time to time.

     Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of January 1, 2001 and on the first day of each calendar quarter thereafter, but is under no obligation to do so.

     2. OFFER TO PURCHASE AND PRICE. The Fund will, on the terms and subject to the conditions of the Offer, purchase up to $20,000,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) prior to 12:00 Midnight, New York time, on Thursday, November 30, 2000 (such time and date being hereinafter called the "Initial Expiration Date"), or such later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is hereinafter called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its estimated net asset value on December 31, 2000 or, if the Offer is extended, on the last business day of the month following the month in which the offer expires (such time and date the "Valuation Date"), payable as set forth in Section 6. As of the close of business on September 30, 2000, the estimated unaudited net asset value of an Interest corresponding to an initial capital contribution of $150,000 on the following closing dates of the Fund was as follows:


   If you invested $150,000           Your Unaudited Net Asset Value as of
 on the following Closing Date            September 30, 2000 would be
 -----------------------------        -----------------------------------

      October 1, 1999                             $174,256.10

      November 1, 1999                            $172,889.50

      December 1, 1999                            $169,533.40

      January 1, 2000                             $163,780.50

      February 1, 2000                            $162,196.60

      March 1, 2000                               $153,816.60

      April 1, 2000                               $157,205.70

      May 1, 2000                                 $157,810.10

      June 1, 2000                                $157,754.40

      July 1, 2000                                $155,860.30

      August 1, 2000                              $154,585.43

      September 1, 2000                           $152,497.20


     As of the close of business on September 30, 2000, there was approximately $57,658,122 outstanding in capital of the Fund held in Interests (based on the unaudited net asset value of such Interests). Members may obtain monthly estimated net asset value information, which the Fund calculates based upon the information it receives from the Managers in which the Fund invests, until the expiration of the Offer, by contacting PFPC Inc. ("PFPC") at the telephone numbers or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

     3. AMOUNT OF TENDER. Subject to the limitations set forth below, members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance, as described below. A member who tenders for repurchase only a portion of such member's Interest shall be required to maintain a capital account balance equal to the greater of: (i) $150,000, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the member and credited to the Special Advisory Member Account of the Adviser on the Expiration Date (the "Incentive Allocation") or would be so debited if the Expiration Date were a day on which an incentive allocation was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. If a member tenders an amount that would cause the member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such member so that the required minimum balance is maintained. The Offer is being made to all members of the Fund and is not conditioned on any minimum amount of Interests being tendered.

     If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $20,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $20,000,000 of Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered prior to or on the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

     4. PROCEDURE FOR TENDERS. Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to PFPC, to the attention of Karl Garrett, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Karl Garrett, at the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than 12:00 a.m. midnight on the Expiration Date.

     The Fund recommends that all documents be submitted to PFPC via certified mail, return receipt requested, or by facsimile transmission. A member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC. Members wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address and phone numbers set forth on page 2. The method of delivery of any documents is at the election and complete risk of the member tendering an Interest including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

     5. WITHDRAWAL RIGHTS. Any member tendering an Interest pursuant to this Offer may withdraw such tender at any time prior to or on the Expiration Date and, if such member's, Interests are not accepted by the Fund, at any time after December 26, 2000, 40 business days from the commencement of the Offer. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2. A form to give notice of withdrawal is available by calling PFPC at the phone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the Expiration Date by following the procedures described in Section 4.

     6. PURCHASES AND PAYMENT. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering member of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any member will be the net asset value thereof as of December 31, 2000, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the close of business on such later date as corresponds to any extension of the Offer. The net asset value will be determined after all allocations to capital accounts of the member required to be made by the LLC Agreement have been made.

     For members who tender their Interest or a portion thereof that is accepted for repurchase, payment of the purchase price will consist of a non-interest-bearing non-transferable promissory note (the "Note") entitling the member thereof to an initial payment of 90% of the estimated unaudited net asset value of Interests tendered and accepted by the Fund, determined as of the Valuation Date, which is expected to be, on December 31, 2000, payable within 30 calendar days after the Valuation Date. The Note will also entitle the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered and accepted by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for its fiscal year ending March 2001, over (b) the Initial Payment. The Note will be delivered to the tendering member in the manner set forth below within ten days after the acceptance of the member's Interest and will not be transferable. The Contingent

Payment will be payable (in the manner set forth below) within ten days after completion of the audit of the financial statements of the Fund for its fiscal year 2001. It is anticipated that the audit of the Fund's financial statements will be completed no later than 60 days after March 31, 2001.

     Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining members of the Fund.

     Both the 90% Initial Payment and the Contingent Payment (together, the "Cash Payment") will be made by wire transfer directly to the tendering member's brokerage account with CIBC World Markets Corp. Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from such accounts to any fees that CIBC WM would customarily assess upon the withdrawal of cash from such brokerage account.

     The Note will be deposited directly to the tendering member's brokerage account with CIBC WM. Any Contingent Payment due pursuant to the Note will also be deposited directly to the tendering member's brokerage account at CIBC WM and will be subject upon withdrawal from such accounts to any fees that CIBC WM would customarily assess upon the withdrawal of cash from such brokerage account.

     It is expected that cash payments for Interests acquired pursuant to the Offer to Purchase which will not exceed $20,000,000, (unless the Fund elects to purchase a greater amount) will be derived from: (a) cash on hand; (b) withdrawal of capital from the investment funds in which the Fund invests; (c) the proceeds of the sale of securities and portfolio assets held by the Fund; and/or (d) possibly borrowings, as described below. The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Notes, as described above. Neither the Fund, nor the Board of Managers, nor the Adviser have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the purchase price, subject to compliance with applicable law, through borrowings. If the Fund funds any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing and/or new members, withdrawal of capital from the investment companies in which it has invested, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

     7. CERTAIN CONDITIONS OF THE OFFER. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying members of such extension. In the event that the Fund so elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined as of a date after December 31, 2000, on the last business day of the month following the month in which the Offer expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify members.

     The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its members if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

     8. CERTAIN INFORMATION ABOUT THE FUND. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at One World Financial Center, 31st Floor, 200 Liberty Street, New York, New York 10281 and the telephone number is (212) 667-6000. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

     The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on January 1, 2001 and from time to time in the discretion of the Fund) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund;
(d) any change in the identity of the investment adviser of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangement with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

     Other than the acceptance of subscriptions for Interests on October 1, 2000, there have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, the Adviser, any member of the Fund or any person controlling the Fund or the Adviser or controlling any member of the Fund. Based on September 30, 2000 estimated values, Canadian Imperial Holdings, Inc., an affiliate of the adviser, owns $11,617,089 of the Interests and Howard M. Singer the Manager of the Fund owns $54,954 of the Interests. Canadian Imperial Holdings, Inc. intends to tender approximately $6,000,000 in Interests pursuant to the offer. Mr. Singer has decided not to tender any of his Interests at this time. The Adviser of the Fund is also entitled under the terms of the LLC Agreement to receive, subject to certain limitations, the Incentive Allocation, as specified in the LLC Agreement and described in the Confidential Memorandum.

     9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from members pursuant to the Offer. Members should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

     In general, a member from whom an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the member exceeds such member's then adjusted tax basis in such member's Interest. A member's basis in such member's Interest will be reduced (but not below zero) by the amount of consideration received by the member from the Fund in connection with the purchase of such Interest. A member's basis in such member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such member for periods prior to the purchase of such Interest. Cash distributed to a member in excess of the adjusted tax basis of such member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. A member whose entire Interest is purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the member's then adjusted tax basis in such member's Interest.

     10. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

     The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PFPC at the address and phone numbers set forth on page 3 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

                                     ANNEX A

                              Financial Statements

                             WHISTLER FUND, L.L.C.

                              FINANCIAL STATEMENTS

                          PERIOD FROM OCTOBER 1, 1999
                          (COMMENCEMENT OF OPERATIONS)
                                TO MARCH 31, 2000

                             WHISTLER FUND, L.L.C.

                              FINANCIAL STATEMENTS

                          PERIOD FROM OCTOBER 1, 1999
                          (COMMENCEMENT OF OPERATIONS)
                               TO MARCH 31, 2000




                                    CONTENTS

Report of Independent Auditors ............................................  1

Statement of Assets, Liabilities and Members' Capital - Net Assets ........  2

Statement of Operations ...................................................  3

Statement of Changes in Members' Capital - Net Assets .....................  4

Statement of Cash Flows ...................................................  5

Notes to Financial Statements .............................................  6

                         Report of Independent Auditors

To the Members of
Whistler Fund, L.L.C.

We have audited the accompanying statement of assets, liabilities and members' capital - net assets of Whistler Fund, L.L.C. (the "Company") and the related statements of operations, changes in members' capital - net assets and cash flows for the period from October 1, 1999 (commencement of operations) to March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of March 31, 2000 by correspondence with management of the underlying investment funds. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whistler Fund, L.L.C. at March 31, 2000, and the results of its operations, its cash flows and the changes in its members' capital - net assets for the period from October 1, 1999 to March 31, 2000, in conformity with accounting principles generally accepted in the United States.

May 19, 2000

WHISTLER FUND, L.L.C.

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' CAPITAL - NET ASSETS
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                  MARCH 31, 2000

ASSETS

Cash and cash equivalents                                             $ 6,275
Investments in investment funds, at fair value
    (identified cost - $36,458)                                        40,360
Interest receivable                                                        14
Other assets                                                                6
                                                                      -------
    TOTAL ASSETS                                                       46,655
                                                                      -------
LIABILITIES

Management fee payable                                                     37
Contributions received in advance                                       3,346
Accrued expenses                                                          187
                                                                      -------
    TOTAL LIABILITIES                                                   3,570
                                                                      -------
            NET ASSETS                                                $43,085
                                                                      =======

MEMBERS' CAPITAL - NET ASSETS

Represented by:
Capital contributions, (net of syndication costs of $100)             $39,907
Capital withdrawals                                                      (177)
Accumulated net investment loss                                          (555)
Accumulated net realized gains                                              8
Accumulated net unrealized appreciation                                 3,902
                                                                      -------
    MEMBERS' CAPITAL - NET ASSETS                                     $43,085
                                                                      =======

The accompanying notes are an integral part of these financial statements.

WHISTLER FUND, L.L.C.

STATEMENT OF OPERATIONS (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                      FOR THE PERIOD FROM
                                                        OCTOBER 1, 1999
                                                (COMMENCEMENT OF OPERATIONS)
                                                       TO MARCH 31, 2000

INVESTMENT INCOME
    Interest                                                  $   32
                                                              ------
EXPENSES
    OPERATING EXPENSES:
       Organizational expenses                                   189
       Management fee                                            163
       Professional fees                                         153
       Administration fees                                        33
       Board of Managers' fees and expenses                       25
       Insurance expense                                          11
       Miscellaneous                                               9
       Custodian fees                                              4
                                                              ------
         TOTAL OPERATING EXPENSES                                587
                                                              ------
         NET INVESTMENT LOSS                                    (555)
                                                              ------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
    NET CHANGE IN UNREALIZED APPRECIATION ON INVESTMENTS       3,902
    NET REALIZED GAIN ON INVESTMENTS                               8
                                                              ------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS                3,910
                                                              ------
         INCREASE IN MEMBERS' CAPITAL DERIVED FROM
          INVESTMENT ACTIVITIES                               $3,355
                                                              ======

The accompanying notes are an integral part of these financial statements.

WHISTLER FUND, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' CAPITAL - NET ASSETS (IN THOUSANDS)

--------------------------------------------------------------------------------

                                                         FOR THE PERIOD FROM
                                                           OCTOBER 1, 1999
                                                    (COMMENCEMENT OF OPERATIONS)
                                                          TO MARCH 31, 2000

FROM INVESTMENT ACTIVITIES
    Net investment loss                                         $  (555)
    Net change in unrealized appreciation on
       investments                                                3,902
    Net realized gain on investments                                  8
                                                                -------
       INCREASE IN MEMBERS' CAPITAL DERIVED
          FROM INVESTMENT ACTIVITIES                              3,355

MEMBERS' CAPITAL TRANSACTIONS

    Capital contributions                                        40,007
    Capital withdrawals                                            (177)
    Syndication costs                                              (100)
                                                                -------
       INCREASE IN MEMBERS' CAPITAL
         DERIVED FROM CAPITAL TRANSACTIONS                       39,730

       MEMBERS' CAPITAL AT BEGINNING OF PERIOD                       --
                                                                -------
       MEMBERS' CAPITAL AT END OF PERIOD                        $43,085
                                                                =======

The accompanying notes are an integral part of these financial statements.

WHISTLER FUND, L.L.C.

STATEMENT OF CASH FLOWS (IN THOUSANDS)
--------------------------------------------------------------------------------



                                                                     FOR THE PERIOD FROM
                                                                       OCTOBER 1, 1999
                                                                (COMMENCEMENT OF OPERATIONS)
                                                                     TO MARCH 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES
    Increase in members' capital derived from investment activities           $  3,355
    Adjustments to reconcile net increase in members' capital derived from investment activities to net cash used in operating activities:
       Increase in investments in investment funds at fair value               (40,360)
       Increase in interest receivable                                             (14)
       Increase in other assets                                                     (6)
       Increase in accrued expenses                                                187
       Increase in management fee payable                                           37
                                                                              --------
            NET CASH USED IN OPERATING ACTIVITIES                              (36,801)

CASH FLOWS FROM FINANCING ACTIVITIES
    Capital contributions - (net of syndication costs of $100)                  39,907
    Capital withdrawals                                                           (177)
    Contributions received in advance                                            3,346
                                                                              --------
            NET CASH PROVIDED BY FINANCING ACTIVITIES                           43,076

            NET CHANGE IN CASH                                                   6,275
                 Cash at beginning of period                                        --
                                                                              --------
                 Cash at end of period                                        $  6,275
                                                                              ========


The accompanying notes are an integral part of these financial statements.

WHISTLER FUND, L.L.C.

NOTES TO FINANCIAL STATEMENTS - MARCH 31, 2000

--------------------------------------------------------------------------------
1.  ORGANIZATION

    Whistler Fund, L.L.C. (the "Company") is a newly organized Delaware limited liability company, registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. The Company seeks to achieve capital appreciation while attempting to limit risk through the use of multi-strategy, multi-manager, diversified investment philosophy. It pursues the objective through investment strategies which have a low correlation with the equity and fixed income markets, or which, when balanced with other strategies, lower the correlation of the Company's total performance to the equity and fixed income markets.

    CIBC Oppenheimer Advisers, L.L.C. (the "Adviser"), a Delaware limited liability company, serves as the investment advisor of the Company. CIBC World Markets Corp.("CIBC WM"), the managing member of the Adviser, will rely on its Hedge Fund Due Diligence Committee to oversee the Adviser's investment decision making on behalf of the Company.

    Generally, initial and additional subscriptions for interests by eligible investors may be accepted as of the first day of each calendar quarter. The Company reserves the right to reject any subscriptions for interests in the Company. The Adviser, from time to time and in its complete and exclusive discretion, may determine to cause the Company to repurchase interests or portions thereof from members other than the Adviser in its capacity as the Special Advisory Member pursuant to written tenders by members on such terms and conditions as it may determine.

2.  SIGNIFICANT ACCOUNTING POLICIES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Adviser to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Adviser believes that the estimates utilized in preparing the Company's financial statements are reasonable and prudent; however, actual results could differ from these estimates.

    Investments in investment funds ("investee companies") are subject to the terms of the respective limited partnership agreements, limited liability company agreements and offering memorandums. The Company values these investments at fair value based on financial data supplied by the investee companies. Substantially all of the underlying investments of the investee companies are comprised of readily marketable securities.

    Cash equivalents consist of monies invested in money market funds and are accounted for at cost plus accrued interest as reported by the money market funds.

WHISTLER FUND, L.L.C.

--------------------------------------------------------------------------------

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    a. PORTFOLIO VALUATION

    The net asset value of the Company is determined as of the close of business at the end of any fiscal period in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Board of Managers.

    The Company's investments in investment funds are carried at fair value as determined by the Company's pro-rata interest in the net assets of each investment fund. All valuations utilize financial information supplied by each investment fund and are net of management and performance incentive fees or allocations payable to the investment funds' managers as required by the investment funds' agreements. The underlying investments of each investment fund are accounted for at fair value as described in each investment fund's financial statements. Distributions received, whether in the form of cash or securities, are applied as a reduction of the investment's cost when identified by the investment funds' as a return of capital.

    b. FUND EXPENSES

    The Company will bear all expenses incurred in the business of the Company, including, but not limited to, the following: all costs and expenses related to portfolio transactions and positions for the Company's account; legal fees; accounting and auditing fees; costs of insurance; registration expenses; certain offering and organization costs; and expenses of meetings of directors and members.

    c. INCOME TAXES

    No provision for the payment of Federal, state or local income taxes has been provided on the profits of the Company. Each member is individually required to report on its own tax return its distributive share of the Company's taxable income or loss.

3.  MANAGEMENT FEE, PROFIT ALLOCATION, RELATED PARTY TRANSACTIONS AND OTHER

    CIBC WM provides certain management and administrative services to the Company, including, among other things, providing office space and other support services. In consideration for such services, the Company will pay CIBC WM a monthly management fee at a monthly rate of .08333% (1% on an annualized basis) of the Company's net assets. CIBC WM will pay a portion of the fee to its affiliates. CIBC WM acts as a non-exclusive placement agent for the Company and will bear costs associated with its activities as placement agent.

WHISTLER FUND, L.L.C.

--------------------------------------------------------------------------------

3. MANAGEMENT FEE, PROFIT ALLOCATION, RELATED PARTY TRANSACTIONS AND OTHER (CONTINUED)

    Net profits or net losses of the Company for each fiscal period will be allocated among and credited to or debited against the capital accounts of all members (but not the Special Advisory Account, as defined) as of the last day of each fiscal period in accordance with members' respective investment percentages for the fiscal period. Generally at the end of each fiscal year, an incentive allocation of 10% of the profits, if any, that have been credited to the capital account of a member during the period (an "Incentive Allocation") will be debited from the member's capital account (including the Adviser's capital account) and credited to the Special Advisory Account. For October 1, 1999 (commencement of operations) to March 31, 2000, the incentive allocation earned was $342,420.

    Each member of the Board of Managers ("Manager") who is not an "interested person" of the Company, as defined by the Act, receives an annual retainer of $5,000 plus a fee for each meeting attended. Currently, no Manager is an "interested person" of the Company. All Managers are reimbursed by the Company for all reasonable out-of-pocket expenses incurred by them in performing their duties.

    PFPC Trust Company (an affiliate of PNC Bank, N.A.) serves as custodian of the Company's assets and provides custodial services for the Company. PFPC Inc. (also an affiliate of PNC Bank, N.A.) serves as administrator and accounting agent to the Company and in that capacity provides certain accounting, record keeping, tax and investor related services. The Company pays a monthly fee to the administrator based primarily upon average net assets, subject to a minimum monthly fee, and will reimburse certain of the administrator's expenses.

4.  SECURITIES TRANSACTIONS

    Aggregate purchases and sales of investment funds for the period ended March 31, 2000, amounted to $36,958,175 and $508,175 respectively. At March 31, 2000, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes. At March 31, 2000, accumulated net unrealized appreciation on investments was $3,901,464, consisting of $5,503,532 gross unrealized appreciation and $1,602,068 gross unrealized depreciation.

5.  INVESTMENTS IN INVESTMENT FUNDS

    As of March 31, 2000, the Company had investments in investment funds, none of which were related parties.

    The following table lists the Company's investments in investment funds as of March 31, 2000. The agreements related to investments in investment funds provide for compensation to the members in the form of management fees of 1% to 2% (per annum) of net assets and performance incentive fees or allocations of 15% to 25% of net profits earned.

WHISTLER FUND, L.L.C.

--------------------------------------------------------------------------------

5.  INVESTMENTS IN INVESTMENT FUNDS (CONTINUED)

                                                                                       % OF COMPANY'S
    INVESTMENT FUND:                                       COST            FAIR VALUE      CAPITAL
    ----------------                                       ----            ----------      --------
    Adelphi Europe Partners, L.P.                       $1,250,000         $1,908,249       4.43%
    Aries Domestic Fund II, L.P.                         1,200,000          2,159,725       5.01%
    Avery Partners, L.P.                                 1,250,000          1,326,136       3.08%
    Basswood Financial Partners, L.P.                    1,450,000          1,412,075       3.28%
    Bay Harbour, 90-1, Ltd.                              1,250,000          1,303,818       3.03%
    Bedford Falls Investors, L.P.                        1,150,000          1,381,656       3.21%
    Clinton Amsterdam Fund, L.P.                           658,175            689,188       1.60%
    Conseiller Fund, L.P.                                1,000,000          1,027,824       2.38%
    Dancing Bear Partners, L.P.                          1,850,000          1,800,595       4.18%
    EOS Partners, L.P.                                   1,125,000          1,355,996       3.15%
    Everest Capital Fund,  L.P.                          1,450,000          1,915,476       4.45%
    Highbridge Capital Corp.                             1,700,000          1,947,975       4.52%
    Icarus Partners, L.P.                                1,600,000          1,401,507       3.25%
    IIU Convertible Fund, Plc.                             675,000            935,520       2.17%
    Ivory Capital II, L.P.                               1,250,000          1,296,000       3.01%
    Kodiak Capital, L.P.                                 1,700,000          1,520,005       3.53%
    Lipper Convertibles Series II, L.P.                  1,000,000          1,069,974       2.48%
    Maverick Fund USA, Ltd.                              2,000,000          2,381,726       5.53%
    Millgate Partners, L.P.                              1,700,000          1,346,698       3.12%
    MSC Partners, L.P.                                   1,650,000          1,710,067       3.97%
    Palladin Enhanced Return Partners, L.P.              1,000,000          1,081,098       2.51%
    Pequod Investments, L.P.                             1,250,000          1,620,709       3.76%
    Polar Bear Fund                                        850,000            492,129       1.14%
    Rocker Partners, L.P.                                1,850,000          1,425,002       3.31%
    Stonehill Institutional Partners, L.P.               1,000,000          1,059,391       2.46%
    Wellington Partners, L.P.                            1,500,000          1,824,284       4.23%
    Willis Coroon Catastrophe Investment Fund, L.P.        850,000            849,922       1.97%
    WPG Farber Present Fund, L.P.                        1,250,000          2,116,894       4.91%
                                                       -----------        -----------      ------
    Total                                              $36,458,175        $40,359,639      93.67%
                                                       ===========
    Other Assets, less Liabilities                                          2,725,414       6.33%
                                                                          -----------     -------
    Members' Capital - Net Assets                                         $43,085,053     100.00%
                                                                          ===========     =======


6.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

    In the normal course of business, the investment funds in which the Company invests trade various financial instruments and enter into various investment activities with off-balance sheet risk. These include, but are not limited to, short selling activities, writing option contracts, contracts for differences, and equity swaps. The Company's risk of loss in these investment funds is limited to the value of these investments reported by the Company. The investment funds provide for periodic redemptions with lock up provisions for some investments. These lock up provisions range from six months to two years from the initial investment.

WHISTLER FUND, L.L.C.

--------------------------------------------------------------------------------

6.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED)

    At March 31, 2000 cash equivalents consist of approximately $3,025,000 held by one U.S. financial institution.

7.  FINANCIAL HIGHLIGHTS

    The following represents the ratios to average net assets and other supplemental information for the period indicated:

                                                    PERIOD FROM OCTOBER 1, 1999,
                                                    (COMMENCEMENT OF OPERATIONS)
                                                         TO MARCH 31, 2000

    Ratio of net investment loss to average net assets         (3.47%)*
    Ratio of expenses to average net assets                     3.67%*
    Total return                                               11.53%**

     *  Annualized.

    ** Total return assumes a purchase of an interest in the Company on the first day and a sale of the interest on the last day of the period noted, before incentive allocation to the Special Advisory Member, if any. Total returns for a period of less than a full year are not annualized.

8.  SUBSEQUENT EVENTS

    On April 1, 2000 the Partnership received initial and additional contributions from members of approximately $ 3,944,000.

                                    EXHIBIT C
                              LETTER OF TRANSMITTAL

                                    Regarding
                                    Interests
                                       in

                              WHISTLER FUND, L.L.C.

                   Tendered Pursuant to the Offer to Purchase
                             Dated October 27, 2000

--------------------------------------------------------------------------------
                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS LETTER OF TRANSMITTAL MUST BE
                RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, NEW YORK
             TIME, ON THURSDAY, NOVEMBER 30, 2000, UNLESS THE OFFER
                                  IS EXTENDED.
--------------------------------------------------------------------------------

          Complete This Letter Of Transmittal And Return Or Deliver To:

                                    PFPC Inc.
                                  P.O. Box 220
                               Claymont, DE 19703

                               Attn: Karl Garrett


                           For additional information:
                              Phone: (888) 697-9661
                               Fax: (302) 791-3225
                                 (302) 791-2387



Ladies and Gentlemen:

     The undersigned hereby tenders to Whistler Fund, L.L.C., a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited liability company interest (hereinafter the "Interest" or "Interests" as the context requires) in the Fund or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated October 27, 2000 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal

(which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

     The undersigned hereby sells to the Fund the Interest or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

     The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Interests in the Fund or portions thereof tendered hereby.

     A promissory note for the purchase price will be deposited into the undersigned's brokerage account with CIBC WM. The initial payment of the purchase price for the Interest or portion thereof tendered by the undersigned will be made by wire transfer of the funds to the undersigned's brokerage account at CIBC World Markets Corp. ("CIBC WM"), as described in Section 6 of the Offer. The undersigned hereby represents and warrants that the undersigned understands that upon a withdrawal of such cash payment from such account, CIBC WM may subject such withdrawal to any fees that CIBC WM would customarily assess upon the withdrawal of cash from such brokerage account. (Any payment in the form of marketable securities would be made by means of special arrangement with the tendering member in the sole discretion of the Board of Managers of the Fund.)

     The promissory note will also reflect the Contingent Payment portion of the purchase price, if any, as described in Section 6 of the Offer to Purchase. Any Contingent Payment of cash due pursuant to the Note will also be deposited directly to the tendering member's brokerage account with CIBC WM and, upon a withdrawal of such cash from such account, CIBC WM may impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account. The undersigned recognizes that the amount of the purchase price for Interests will be based on the unaudited estimated net asset value of the Fund as of December 31, 2000, subject to an extension of the Offer as described in
Section 7. The contingent payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements which is anticipated to be completed not later than 60 days after March 31, 2001, the Fund's fiscal year end, and will be paid within ten days thereafter.

     All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:
PFPC INC., P.O. BOX 220, CLAYMONT, DE 19703, ATTN:  KARL GARRETT.
FOR ADDITIONAL INFORMATION:  PHONE: (888) 697-9661 FAX:  (302) 791-3225 OR
(302) 791-2387

PART 1. NAME AND ADDRESS:

        Name of Member:
                          --------------------------------------------------

        Social Security No.
        or Taxpayer
        Identification No.:
                          --------------------------------------------------

        Telephone Number: (            )
                          --------------------------------------------------

PART 2. AMOUNT OF LIMITED LIABILITY COMPANY INTEREST IN THE FUND BEING TENDERED:

        [ ]  Entire limited liability company interest.

        [ ] Portion of limited liability company interest expressed as a specific dollar value. (A minimum interest with a value greater than: (a) $150,000, net of the incentive allocation or net of the tentative incentive allocation; or (b) the tentative incentive allocation, must be maintained (the "Required Minimum Balance").)*

                                $_______________

        [ ] Portion of limited liability company interest in excess of the Required Minimum Balance.

            *The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

PART 3.   PAYMENT.

          CASH PAYMENT

          Cash payments will be wire transferred directly to the undersigned's brokerage account at CIBC WM. The undersigned hereby represents and warrants that the undersigned understands that, for cash payments wired directly to the undersigned's brokerage account, upon a withdrawal of such cash payment from such account, CIBC WM may impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account.

          PROMISSORY NOTE

          The promissory note reflecting both the initial and contingent payment portion of the purchase price, if applicable, will be deposited directly to the undersigned's brokerage account at CIBC WM. The undersigned hereby represents and warrants that the undersigned understands that any payment of cash due pursuant to the Note will also be deposited directly to the undersigned's brokerage account at CIBC WM, and, upon a withdrawal of such cash from such account, CIBC WM may impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account.

PART 4.   SIGNATURE(S).

--------------------------------------------------------------------------------

FOR INDIVIDUAL INVESTORS                    FOR OTHER INVESTORS:
AND JOINT TENANTS:


------------------------------------        ----------------------------------
Signature                                   Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------        ----------------------------------
Print Name of Investor                      Signature
                                            (SIGNATURE OF OWNER(S) EXACTLY AS
                                            APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------        ----------------------------------
Joint Tenant Signature if necessary         Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------        ----------------------------------
Print Name of Joint Tenant                  Co-signatory if necessary
                                            (SIGNATURE OF OWNER(S) EXACTLY AS
                                            APPEARED ON SUBSCRIPTION AGREEMENT)


                                            ----------------------------------
                                            Print Name and Title of Co-signatory

--------------------------------------------------------------------------------

Date:
     ---------------

                                    EXHIBIT D


                     Form of Notice of Withdrawal of Tender

         (To be provided only to members who call and request the form.)

                                    EXHIBIT D

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

                              WHISTLER FUND, L.L.C.

                   Tendered Pursuant to the Offer to Purchase
                             Dated October 27, 2000

--------------------------------------------------------------------------------
                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
                RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, NEW YORK
           TIME, ON THURSDAY, NOVEMBER 30, 2000, UNLESS THE OFFER
                                  IS EXTENDED.
--------------------------------------------------------------------------------

          Complete This Notice of Withdrawal And Return Or Deliver To:

                                    PFPC Inc.
                                  P.O. Box 220
                               Claymont, DE 19703

                               Attn: Karl Garrett


                           For additional information:
                              Phone: (888) 697-9661
                               Fax: (302) 791-3225
                                 (302) 791-2387


Ladies and Gentlemen:

     The undersigned wishes to withdraw the tender of its limited liability company interest in Whistler Fund, L.L.C. (the "Fund"), or the tender of a portion of such interests, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated _________________.

Such tender was in the amount of:

           [ ] Entire limited liability company interest.

           [ ] Portion of limited liability company interest expressed as a specific dollar value.

                                   $__________

[ ] Portion of limited liability company interest in excess of the Required Minimum Balance.

     The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of such interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S).

--------------------------------------------------------------------------------

FOR INDIVIDUAL INVESTORS                    FOR OTHER INVESTORS:
AND JOINT TENANTS:


------------------------------------        ------------------------------------
Signature                                   Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------        ------------------------------------
Print Name of Investor                      Signature
                                            (SIGNATURE OF OWNER(S) EXACTLY AS
                                            APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------        ------------------------------------
Joint Tenant Signature if necessary         Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------        ------------------------------------
Print Name of Joint Tenant                  Co-signatory if necessary
                                            (SIGNATURE OF OWNER(S) EXACTLY AS
                                            APPEARED ON SUBSCRIPTION AGREEMENT)


                                            ------------------------------------
                                            Print Name and Title of Co-signatory
--------------------------------------------------------------------------------

Date:_________________

                                    EXHIBIT E

                         Forms of letters from the Fund
          to Members in connection with acceptance of offers of tender


THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED YOUR ENTIRE INTEREST IN THE
FUND.

                                                               December 11, 2000


Dear Member:

     Whistler Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a limited liability company interest in the Fund.

     Because you have tendered and the Fund has purchased your entire investment, you have been paid a note (the "Note") entitling you to receive an initial payment of 90% of the estimated purchase price based on the unaudited net asset value of the Fund as of December 31, 2000, in accordance with the terms of the tender offer. A cash payment in this amount will be wired directly into your CIBC WM brokerage account on January 29, 2001 unless the valuation date of the Interests has changed, or the Fund has requested a withdrawal of its capital from the investment funds in which it has invested, in accordance with the terms of the tender offer.

     The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you after the completion of the Fund's 2001 fiscal year-end audit and is subject to fiscal year-end audit adjustment. This amount, will be paid within ten days after the conclusion of the fiscal year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer and will be wired directly into your CIBC WM brokerage account. We expect the audit to be completed by the end of May 2001.

     Should you have any questions, please feel free to contact the Fund's Administrator, PFPC Inc., at (888) 697-9661

                                                     Sincerely,

                                                     Whistler Fund, L.L.C.

Enclosure

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR INTEREST IN THE FUND.

                                                              December 11, 2000


Dear Member:

     Whistler Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a portion of your limited liability company interest in the Fund.

     Because you have tendered and the Fund has purchased a portion of your investment, you have been paid a note (the "Note") entitling you to receive an initial payment of 90% of the estimated purchase price based on the unaudited net asset value of the Fund as of December 31, 2000, in accordance with the terms of the tender offer. A cash payment in this amount will be wired directly into your CIBC WM brokerage account on January 29, 2001 unless the valuation date of the Interests has changed, or the Fund has requested a withdrawal of its capital from the investment funds in which it has invested, and provided that your account retains the required minimum balance, in accordance with the terms of the tender offer.

     The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you after the completion of the Fund's 2001 fiscal year-end audit and is subject to fiscal year-end audit adjustment. This amount, will be paid within ten days after the conclusion of the fiscal year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer and will be wired directly into your CIBC WM brokerage account. We expect the audit to be completed by the end of May 2001.

     You remain a member of the Fund with respect to the portion of your interest in the Fund that you did not tender.

     Should you have any questions, please feel free to contact the Fund's Administrator, PFPC Inc., at (888) 697-9661

                                                        Sincerely,

                                                        Whistler Fund, L.L.C.

Enclosure

                                      E-2